SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________

Schedule TO
(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934
_____________________

CBRL Group, Inc.
(Name of Subject Company (Issuer))
_____________________

CBRL Group, Inc. (Issuer)
(Name of Filing Person (Offeror and Issuer))
____________________

Liquid Yield Option Notes due 2032 (Zero Coupon - Senior)
(Title of Class of Securities)

12489 VAB2 and 12489 VAA4
(CUSIP Number of Class of Securities)
______________________

Lawrence E. White
Senior Vice President - Finance and Chief Financial Officer
CBRL Group, Inc.
305 Hartmann Drive,
P.O. Box 787
Lebanon, Tennessee 37088-0787
Telephone: (615) 444-5533
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)
______________________

Copies to:

Gary M. Brown
Baker, Donelson, Bearman, Caldwell & Berkowitz, PC
Commerce Center, Suite 1000
211 Commerce Street
Nashville, Tennessee 37201
Telephone: (615) 726-5600
_____________________

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$200,479,971	$6,155

* Estimated solely for purposes of determining the amount of the filing fee. The accreted value of the Liquid Yield Option Notes due 2032 (Zero Coupon—Senior) (the “Old Notes”), as
described herein, is $475.01 per $1,000 principal amount at maturity. As of March 20, 2007 there was $422,050,000 in aggregate principal amount at maturity of Securities outstanding, resulting in an aggregate maximum purchase price of $200,479,971. In the transaction, up to $422,050,000 in principal amount of Zero Coupon Senior Convertible Notes due 2032 (the
“New Notes” are being offered in exchange for the Old Notes.
**The amount of the filing fee, calculated in accordance with Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, equals $30.70 per million of the value of the transaction.

☒ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $6,155    Filing Party: CBRL Group, Inc.
Form or Registration No.:   Schedule TO-I                         Date Filed: March 20, 2007

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

INTRODUCTORY STATEMENT TO AMENDMENT NO. 2

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO filed by CBRL Group, Inc., a Tennessee corporation (“CBRL” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on March 20, 2007, (the “Schedule TO”), as amended by Amendment No. 1 to Schedule TO filed by the Company with the SEC on April 17, 2007 (“Amendment No.1”) (the Schedule TO, as amended by Amendment No.1, the “Existing Schedule TO”) relating to an offer by the Company to exchange (the “Exchange Offer”) up to $422,030,000 in principal amount at maturity of the Company’s Zero Coupon Senior Convertible Notes due 2032 (the “New Notes”) plus an exchange fee for the Company’s issued and outstanding Liquid Yield Option Notes due 2032 (Zero Coupon—Senior) (the “Old Notes”). Originally, there were $422,050,000 principal amount at maturity of Old Notes outstanding; however, on April 3, 2007, as required by the controlling indenture, the Company purchased $20,000 in principal amount at maturity of Old Notes. The Exchange Offer is being made upon the terms and subject to the conditions set forth in the Exchange Circular dated March 20, 2007 (the “Exchange Circular”) (filed as exhibit (a)(1)(A) to the Schedule TO), the Supplement to Exchange Circular dated April 17, 2007 (the “Supplement”) (filed as exhibit (a)(1)(E) to Amendment No. 1), the Letter of Transmittal (filed as exhibit (a)(1)(B) to the Schedule TO) and the Amended and Restated Letter of Transmittal (filed as Exhibit (a)(1)(F) to Amendment No. 1).

This Amendment No. 2 is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) of the Securities Exchange Act of 1934, as amended. The Company is making the Exchange Offer pursuant to an exemption from registration under Section 3(a)(9) of the Securities Act of 1933, as amended.

The information in the Exchange Circular, the Supplement and the related Letter of Transmittal and Amended and Restated Letter of Transmittal is incorporated herein by reference into Amendment No. 2, except that such information is hereby amended and supplemented as follows:

Item 11. Additional Information

Item 11 of the Existing Schedule TO is hereby amended and supplemented by adding the following information:

On May 1, 2007, the Company issued a press release announcing the results of the Exchange Offer, which expired at 5:00 p.m., New York City time, on Monday, April 30, 2007. A copy of that press release is filed as Exhibit (a)(5)(D) to this Amendment No. 2 and is incorporated herein by reference. As of the expiration of the Exchange Offer, $375,931,000 aggregate principal amount at maturity of Old Notes, representing approximately 89% of the amount of Old Notes outstanding, had been tendered in exchange for an equal principal amount of New Notes. All Old Notes that were properly tendered were accepted for exchange. The exchange of New Notes for Old Notes is expected to take place on May 3, 2007. Following the consummation of the Exchange Offer, there are outstanding $46,099,000 aggregate principal amount at maturity of Old Notes and $375,931,000 aggregate principal amount at maturity of New Notes.

Item 12. Exhibits

See Exhibit Index immediately following signature page of this Amendment No.2.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CBRL GROUP, INC.

By: /s/ N.B. Forrest Shoaf
Name: N.B. Forrest Shoaf
Title: Senior Vice President, Secretary and
  General Counsel

Dated: May 1, 2007

EXHIBIT INDEX

Exhibit Number      Description

(a)(1)(A)	Exchange Circular dated March 20, 2007 (incorporated by reference to Exhibit (a)(1)(A) to the Company's Tender Offer Statement on Schedule TO filed on March 20, 2007 (the "Original Schedule TO"))

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Original Schedule TO)

(a)(1)(C)	Letter to Brokers (incorporated by reference to Exhibit (a)(1)(C) to the Original Schedule TO)

(a)(1)(D)	Letter to Clients (incorporated by reference to Exhibit (a)(1)(D) to the Original Schedule TO)

(a)(1)(E)	Supplement to Exchange Circular dated April 17, 2007 (incorporated by reference to Exhibit (a)(1)(E) to Amendment No. 1 to the Company’s Tender Offer Statement on Schedule TO filed on April 17, 2007 (“Amendment No. 1”))

(a)(1)(F)	Amended and Restated Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(F) to Amendment No. 1)

(a)(2)-(a)(4)	Not applicable

(a)(5)(A)	Press Release dated March 20, 2007 (incorporated by reference to Exhibit (a)(5)(A) to the Original Schedule TO)

(a)(5)(B)	Press Release dated April 17, 2007 (incorporated by reference to Exhibit (a)(5)(B) to Amendment No. 1)

(a)(5)(C)	Press Release dated April 25, 2007 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K dated and filed on April 25, 2007)

(a)(5)(D)	Press Release dated May 1, 2007

(b)(1)	Credit Agreement dated as of April 27, 2006 among CBRL Group, Inc., the Subsidiary Guarantors named therein, the Lenders party thereto and Wachovia Bank, National Association, as Administrative Agent and Collateral Agent (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended April 28, 2006)

(b)(2)	Amendment No. 1 to Credit Agreement

(d)(1)	Indenture, dated as of April 3, 2002 (the “LYONs Indenture”), among the Company, the Guarantors (as defined therein) and U.S. Bank, National Association, as trustee, successor to Wachovia Bank, National Association, as trustee, relating to the Company’s zero-coupon convertible senior notes (the “Notes”) (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended May 3, 2002)

(d)(2)	Form of Certificate for the Notes (included in the LYONS Indenture incorporated by reference as Exhibit 4(d) hereof) (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended May 3, 2002)

(d)(3)	Form of Guarantee of the Notes (included in the LYONS Indenture filed as Exhibit 4(d) hereof) (incorporated by reference to the Company’s Quarterly Report on Form 10-Q for the quarterly period ended May 3, 2002)

(d)(4)	First amendment, dated as of June 19, 2002, to the LYONS Indenture (incorporated by reference to Amendment No. 1 to the Company’s Annual Report on Form 10-K/A for the fiscal year ended July 30, 2004)

(d)(5)	Second amendment, dated as of July 30, 2004, to the LYONS Indenture (incorporated by reference to Amendment No. 1 to the Company’s Annual Report on Form 10-K/A for the fiscal year ended July 30, 2004)

(d)(6)	Third amendment, dated as of December 31, 2004, to the LYONS Indenture (incorporated by reference to the Company’s Quarterly Report on Form 10-Q the quarterly period ended January 28, 2005)

(d)(7)	Fourth amendment, dated as of January 28, 2005, to the LYONS Indenture (incorporated by reference to the Company’s Current Report on Form 8-K under the Exchange Act filed on February 2, 2005)

(d)(8)	Form of Indenture, to be dated as May 1, 2007, among the Company, the Guarantors (as defined therein) and Regions Bank, an Alabama banking corporation, as trustee, relating to the Company’s zero-coupon senior convertible notes due 2032 (incorporated by reference to Exhibit 4 to the Company’s Application for Qualification of Indenture on Form T-3 filed with the Commission on March 20, 2007)

(e)	Not applicable

(f)	Not applicable

(g)	Not applicable

(h)	Opinion of Baker, Donelson, Bearman Caldwell & Berkowitz, P.C. (incorporated by reference to Exhibit (h) to the Original Schedule TO)